Exhibit 99.5

CONFIDENTIAL

December ___, 2023

Naqi Logix Inc.

1400 - 1040 West Georgia Street

Vancouver, BC

V6E 4H1 Canada

Attention: Mark Godsy

Re: Engagement of DBA Latam by Naqi Logix Inc.

Dear Mr. Godsy,

This letter agreement (“Agreement”) between Naqi Logix Inc. (“Naqi” or the “Company”) and DBA Latam LLC (“DBA Latam”) sets forth the terms and conditions under which Naqi has agreed to engage DBA Latam to act as Naqi’s non-exclusive financial advisor in connection with the arrangement of a private placement (the “Financing”) of up to $15 million of voting common shares (the “Common Shares”) of the Company, which may be completed by way of a single Financing or series of Financings, at a price to be determined by the Company for each Financing (the “Purchase Price”).

1.	Scope of Services. On the terms and subject to the conditions set forth in this Agreement, DBA Latam will:

a)	assist the Company in identifying and securing investing parties (those parties introduced to the Company by DBA Latam, the “Financing Parties”) who are investors and interested in participating in the Financing;

b)	assist the Company in preparing materials describing the Company (based on information supplied or approved by the Company) for distribution and presentation to parties that might be interested in the Financing;

c)	analyze the business, condition and financial position of the Company (including providing valuation guidance based on market comparables);

d)	organize, arrange and accompany members of the Company’s management to meetings regarding the Financing;

e)	participate in due diligence and assist the Company (in coordination with its legal advisors) in the preparation and coordination of business, legal, financial, accounting and other due diligence matters, including the preparation and maintenance of an electronic data room in connection with the Financing;

f)	provide assistance with management and Board of Directors presentations and analyses in connection with the Financing;

g)	advice and assistance in positioning and communication with investors in conjunction with the Financing;

h)	assist the Company in coordinating the collection of non-disclosure agreements with potential investors acceptable to the Company for the Financing;

i)	provide the Company’s Board of Director periodic updates with respect to the Financing process;

j)	perform certain financial analyses in connection with the Financing;

k)	evaluate proposals received from potential Financing Parties;

l)	participate in meetings with the Company, the Board of the Company, Shareholders and the Company’s other professional advisors in connection with the Financing; and

m)	perform such other advisory services as the Company may reasonably request and as agreed upon by DBA Latam.

2.	Fees and Expenses. In consideration for DBA Latam’s agreement to provide the services under this Agreement, the Company agrees to compensate DBA Latam as follows:

a.	Financing Fees. If the Company completes a Financing with Financing Parties, DBA Latam will earn a placement fee based upon the total proceeds received in connection with the Financing (a “Financing Fee”), which will be comprised of:

i.	“Cash Financing Fee”:

A cash fee equal to 7.0% of the proceeds raised in connection with the Financing from Financing Parties.

ii.	“Warrant Financing Fee”:

Naqi will issue to DBA Latam such number of Common Share purchase warrants (the “Financing Warrants”) equal to 3.33% of the gross proceeds received by the Company from the Financing Parties with an exercise price equal to $2.00 per share exercisable within five years of the closing of the relevant Financing. The Financing Warrants may not be used to purchase more than 500,000 Common Shares in the aggregate.

The Financing Fee will be payable on the last business day of the month immediately following the month during which the initial closing of the Financing occurs.

b.	Compensation Warrants. On the date hereof, the Company shall issue 500,000 voting common share purchase warrants to DBA Latam (the “Compensation Warrants”) in the form set forth in Schedule A.

c.	Reimbursement of Expenses. Naqi agrees to promptly reimburse DBA Latam for any reasonable out-of-pocket fees and expenses incurred by DBA Latam in connection with its engagement and services under this Agreement provided that DBA Latam has received prior approval for such expenditure.

d.	Taxes. Any additional amounts owing due to GST, PST and/or any other sales taxes, if any, will be charged to and be the responsibility of the Company. All amounts to be paid to DBA Latam as specified herein are net any type of withholding. Any amounts owing for income taxes will be the responsibility of DBA Latam.

e.	Method of Payment. All cash fees and expenses payable by the Company to DBA Latam under this Agreement shall be paid in US dollars by cheque or wire transfer of immediately available funds to an account designated in writing by DBA Latam.

3.	Term and Termination.

a.	Term. The initial term of this Agreement (the “Initial Term”) shall be for a period of twelve months upon signing of this agreement. During the Initial Term, this Agreement may be terminated by either party at any time upon six month’s prior written notice to the other party hereto. Unless previously terminated, after the expiration of the Initial Term, the term of this Agreement shall automatically renew on a month-to-month basis thereafter and may be terminated by either party on one month written notice. If this Agreement is terminated or expires, DBA Latam will be entitled to prompt payment of all accrued and unpaid reimbursable expenses as of such termination or expiration date. The Company may terminate this Agreement immediately and without prior notice if DBA Latam refuses to or is unable to perform the services or is in breach of any material provision of the agreement (any such event shall be considered “Cause”).

b.	Tail. Notwithstanding termination of this Agreement, if one or more Financings are completed by the Company or a Company Affiliate within a period of six months after any termination of this Agreement by the Company without Cause (the “Tail Period”) with one or more Financing Parties, DBA Latam shall be entitled to, and the Company shall pay DBA Latam, an amount equal to the Cash Financing Fee, and the Warrant Financing Fee, as applicable (for greater certainty calculated only with respect to the Financing Party that was introduced to the Company by DBA Latam) . For greater clarity, DBA Latam is not entitled to any fee for any funding completed by Financing Parties after the Tail Period.

c.	Surviving Provisions. Notwithstanding any termination or expiration of this Agreement, paragraphs 2, 3, 6, 8, and 9 shall survive any termination or expiration of this Agreement.

4.	Other Agents. Naqi may, without DBA Latam’s prior written approval, engage one or more third parties to act in a similar capacity to that of DBA Latam in connection with a Financing during the term of this agreement. DBA Latam may, at its own expense and with Naqi’s prior approval, select and engage additional financial sub-advisors or sub-agents to assist DBA Latam with the performance of its services under this Agreement.

5.	Information. In connection with DBA Latam’s performance of its services under this Agreement, Naqi agrees to provide, or cause to be provided, (i) all assistance and information reasonably requested or required by DBA Latam and (ii) reasonable access to the Company’s representatives and advisors. The Company acknowledges and agrees that DBA Latam, in the performance of its services under this Agreement, (i) may rely upon any information received from the Company or the Company’s representatives or advisors without independent verification thereof and (ii) does not assume responsibility for the accuracy or completeness of any information received from the Company or the Company’s directors, officers, legal representatives, and financial advisors (the “Company Representatives”), whether or not DBA Latam makes an independent verification thereof. Naqi warrants that all such information provided by the Company or the Company’s Representatives to DBA Latam or its representatives or advisors will, to the best of its knowledge, be complete and accurate in all material respects and will not contain any omission of any material fact necessary to enable DBA Latam to perform its services under this Agreement. Naqi will promptly notify DBA Latam if it learns of any material inaccuracy or misstatement in, or material omission from, any such information delivered to DBA Latam or its representatives or advisors. Notwithstanding the foregoing, DBA Latam agrees and accepts that any financial forecasts provided by Naqi or its Representatives are based on any number of assumptions and that actual results may differ materially.

6.	Confidentiality. For purposes of this paragraph 6, the term “Confidential Information” shall mean confidential business information of the Company furnished by the Company to DBA Latam, including but not limited to DBA Latam’s engagement hereunder. DBA Latam agrees that during the term of this Agreement, and for a period of five (5) years from any termination or expiration of this Agreement, it will not, without the Company’s prior written consent, disclose any Confidential Information to any third party, except (i) to its directors, officers, employees, and legal representatives in connection with the performance of its services under this Agreement or (ii) to the extent required by applicable law, a court or a governmental agency (in which case DBA Latam shall, to the extent legally permissible, advise the Company in writing prior to such disclosure and reasonably consult with the Company with respect to the form and timing of any such disclosure). Following the termination or expiration of this Agreement, at the Company’s written request, all Confidential Information in DBA Latam’s possession shall, as soon as reasonably practicable, be returned to the Company or destroyed; provided that DBA Latam shall not be required to return or destroy any Confidential Information that it is required to retain under applicable law. The restrictions in this paragraph 6 shall not apply to any information which: (i) was, is or becomes publicly available through no breach by DBA Latam of this paragraph 6; (ii) was already known or possessed by DBA Latam at the time of its disclosure; (iii) is disclosed to DBA Latam by any person or entity not known by DBA Latam to be under an obligation of confidentiality to the Company; or (iv) was or is independently developed or derived by DBA Latam.

7.	Advertisements. Notwithstanding anything to the contrary in this Agreement, the Company agrees that, if a Financing is consummated, DBA Latam shall have the right, at its own expense, to place announcements on its website, via email and in other media describing its involvement and the services performed under this Agreement. In addition, if requested by DBA Latam, Naqi shall include a mutually acceptable reference to DBA Latam as financial advisor to the Company in any press release or other public announcement made by the Company in connection with the Financing.

8.	Compliance with Laws.

a.	Each party hereto will comply with all applicable laws regulations and policies whether domestic foreign, federal, national, provincial state or otherwise applicable to the Financing.

b.	DBA Latam represents and warrants that it is either duly registered as a broker dealer under applicable Canadian securities legislation or exempt from registration.

c.	DBA Latam represents and warrants that is has complied with all applicable securities legislation;

9.	General.

a.	Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

“Company Affiliate” means any corporation, partnership or other entity directly or indirectly controlled by or under the common control of the Company, special purpose vehicle or related entity incorporated for the pursuit of project development; and

“control” means, with respect to any corporation, partnership or other entity, the power to direct the management and policies of such corporation, partnership or other entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the term “controlled” has a correlative meaning.

“Financing” will mean any transaction or series or combination of related transactions, other than in the ordinary course of business, whereby, directly or indirectly, capital stock of the Company is sold, transferred, assigned, or conveyed from the Company to any investor(s) for consideration.

b.	Company Affiliates. In the event that the Company effects the Financing through any Company Affiliate, the Company will cause any such Company Affiliate to execute and deliver to DBA Latam a written instrument pursuant to which such Company Affiliate agrees to be bound by the obligations of the Company under this Agreement as if it had executed this Agreement.

c.	Currency. All dollar amounts referred to in this Agreement are in US dollars.

d.	No Fiduciary Obligations. The Company is a sophisticated party with competent professional advisors and legal counsel, and the Company has retained DBA Latam for the limited purposes set forth in this Agreement. The parties acknowledge and agree that (i) DBA Latam has been retained solely as an advisor to the Company and (ii) the Company’s engagement of DBA Latam is as an independent contractor and that their respective rights and obligations as set forth herein are contractual in nature. Accordingly, the Company disclaims any intention to impose fiduciary or agency obligations on DBA Latam by virtue of this Agreement or the services to be provided pursuant hereto, and DBA Latam shall not be deemed to have any fiduciary or agency duties or obligations to the Company or to any of its officers, directors, shareholders, affiliates, representatives, advisors or creditors, as a result of this Agreement or the services to be provided pursuant hereto.

e.	Entire Agreement. This Agreement constitutes the entire agreement and understanding between DBA Latam and the Company regarding the subject matter hereof and thereof and supersede any and all prior agreements and understandings, whether oral or written, relating to the subject matter hereof and thereof.

f.	Amendments and Waivers. This Agreement cannot be amended or modified nor can any of its provisions be waived, except by a written instrument signed by all parties. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

g.	Severability. If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, such illegality, invalidity or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be deemed to be modified and shall be construed as if such illegal, invalid or unenforceable provision had never been contained herein.

h.	No Assurances. The Company expressly acknowledges that DBA Latam does not guarantee, warrant or otherwise provide assurance that the Company will be able to implement or complete a Financing or achieve any other result. Nothing herein will oblige Naqi to accept any offers from any Financing Parties which the board of directors of Naqi does not in its sole discretion approve, either as to the amount of the offer or the identity of the Financing Party.

i.	Third Party Beneficiaries. The services to be performed by DBA Latam pursuant to this Agreement are solely for the benefit of the Company. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer any rights or remedies on any person other than the parties hereto. This Agreement shall be binding upon the respective successors, heirs and permitted assigns of the parties hereto.

j.	Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and any dispute or proceeding in connection herewith shall be subject to the jurisdiction of the courts in the Province of British Columbia.

k.	Headings. The paragraph headings in this Agreement have been inserted as a matter of convenience of reference and do not form part of this Agreement.

l.	Counterparts. This Agreement may be executed in one or more counterparts, all of which, when taken together, shall constitute one instrument. Signatures in the form of facsimile or electronically imaged “PDF” shall constitute originals for all purposes of this Agreement.

m.	Notice. Any notice or other communication required or permitted to be given by any party hereto to any other party shall be in writing and delivered by email or delivered personally or by prepaid registered mail to the following:

If to Naqi

Mark Godsy

1055 Dunsmuir St Suite 3000,

Vancouver, BC V7X 1K8

With a copy to:

Osler, Hoskin & Harcourt LLP

1055 W Hastings St #1700

Vancouver, BC V6E 2E9

Attention: Mark Longo

Email: mlongo@osler.com

If to DBA Latam

Juan Gamarra

848 Brickell Av, Suite 600

Miami, Florida 33131

If the foregoing is in accordance with your understanding of our agreement in respect of the engagement and the matters set forth herein, please sign and return to us the enclosed copy of this Agreement.

Yours very truly,

DBA LATAM LLC

By:	/s/ Juan Gamarra
	Name:	Juan Gamarra
	Title:	Juan Gamarra

Accepted and agreed as of the date first set forth on this Agreement:

NAQI LOGIX INC.

By:	/s/ Mark Godsy
	Name:	Mark Godsy
	Title:	Director

Schedule A

See attached.